Exhibit 3.1

Articles of Amendment
of
Articles of Incorporation
OF
IMEDIA BRANDS, INC.

The undersigned, Alex Wasserburger, in his capacity as Vice President, Deputy General Counsel and Corporate Secretary of iMedia Brands, Inc., a Minnesota corporation (the “Corporation”), hereby certifies that:

1.            The name of the Corporation is iMedia Brands, Inc.

2.            Article 3, Section A of the Corporation’s Fourth Amended and Restated Articles of Incorporation has been amended to read in its entirety as follows:

“A.            The Corporation is authorized to issue Ten Million (10,000,000) shares of capital stock and Forty Million (40,000,000) shares of common stock, having a par value of one cent ($.01) per share in the case of common stock, and having a par value as determined by the Board of Directors in the case of preferred stock, to be held, sold and paid for at such times and in such manner as the Board of Directors may from time to time determine in accordance with the laws of the State of Minnesota.”

3.            That the foregoing amendment has been adopted in accordance with the requirements of, and pursuant to, Chapter 302A of the Minnesota Statutes.

IN WITNESS WHEREOF, I have subscribed my name this 14th day of June, 2022.

/s/ Alex Wasserburger
Alex Wasserburger
Vice President, Deputy General Counsel and Corporate Secretary